------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number: 3235-0287
                                                  Expires: January 31, 2005
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

================================================================================
1. Name and Address of Reporting Person*

   Taunus Corporation
--------------------------------------------------------------------------------
   (Last) (First) (Middle)

    31 West 52nd Street
--------------------------------------------------------------------------------
   (Street)

   New York, NY  10019
--------------------------------------------------------------------------------
   (City) (State)  (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

   Infocrossing Inc. (NASD:IFOX)
================================================================================
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


================================================================================
4. Statement for Month/Day/Year

   February 21, 2003
================================================================================
5. If Amendment, Date of Original (Month/Day/Year)


================================================================================
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [ x ]   Other (specify below)**

                          ---------------------------
================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   [  ] Form filed by One Reporting Person
   [x ] Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** As of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than 10% of the issuer's outstanding common stock.

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
--------------------------------------------------------------------------------

1.  Title of        2. Transaction Date     2A. Deemed             3. Transaction Code
    Security           (Month/Day/Year)         Execution             (Instr. 8)
    (Instr. 3)                                  Date, if any
                                                (Month/Day/Year)
                                                                       -------------------
                                                                         Code     V
------------------------------------------------------------------------------------------
(1)
------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
      Table I (cont.) -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------

1. Title of         4. Securities Acquired (A)     5. Amount of         6. Ownership Form:    7. Nature of Indirect
   Security            or Disposed of (D)             Securities           Direct (D) or         Beneficial Ownership
   (Instr. 3)          (Instr. 3, 4 and 5)            Beneficially         Indirect (I)          (Instr. 4)
                                                      Owned Follow-        (Instr. 4)
                                                      ing Reported
                                                      Transaction(s)
                                                      (Instr. 3 and
                                                      4)
                    --------------------------
                               (A)
                                or
                    Amount     (D)       Price
---------------------------------------------------------------------------------------------------------------------
(1)
---------------------------------------------------------------------------------------------------------------------
=====================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

================================================================================
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
--------------------------------------------------------------------------------

1. Title of     2. Conversion     3. Transaction         3A.  Deemed             4. Transaction   5. Number of
   Derivative      or Exercise       Date                     Execution             Code             Derivative
   Security        Price of          (Month/Day/Year)         Date, if any          (Instr. 8)       Securities
   (Instr. 3)      Derivative                                 (Month/Day/Year)                       Acquired (A)
                   Security                                                                          or Disposed
                                                                                                     of (D)
                                                                                                     (Instr. 3, 4
                                                                                                     and 5)
                                                                                 --------------   ----------------
                                                                                   Code     V       (A)      (D)
-----------------------------------------------------------------------------------------------------------------------
(1) Series A                      2/21/03                                         J(1)                        78,688.50
    Convertible
    Preferred
    Stock
-----------------------------------------------------------------------------------------------------------------------
(2) Common Stock                  2/21/03                                         J(1)                        1,265,963
    Purchase Warrants
-----------------------------------------------------------------------------------------------------------------------
(3) Option to Buy                 2/21/03                                         J(1)                          375,000
    Common Stock
-----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Table II (cont.) -- Derivative Securities Acquired, Disposed of, or Beneficially
     Owned (e.g., puts, calls, warrants, options, convertible securities)
--------------------------------------------------------------------------------

1. Title of     6. Date Exercisable and   7. Title and Amount   8. Price of     9. Number of        10. Ownership     11. Nature of
   Derivative      Expiration Date           of Underlying         Derivative      Derivative           Form of           Indirect
   Security        (Month/Day/Year)          Securities            Security        Securities           Derivative        Beneficial
   (Instr. 3)                                (Instr. 3 and 4)      (Instr. 5)      Beneficially         Securities:       Ownership
                                                                                   Owned Fol-           Direct (D)        (Instr. 4)
                                                                                   lowing               or Indirect
                                                                                   Reported             (I)
                                                                                   Transaction(s)       (Instr. 4)
                                          -------------------                      (Instr. 4)
                -----------------------             Amount or
                   Date      Expiration             Number of
                Exercisable     Date      Title     Shares
------------------------------------------------------------------------------------------------------------------------------------
(1) Series A    Immediate    May 10,       Common   1,019,904     (2)             0                   I                 (3)
    Convertible              2007          Stock
    Preferred
    Stock

------------------------------------------------------------------------------------------------------------------------------------
(2) Common      Immediate    May 10,       Common   1,334,344     (2)             0                   I                 (4)
    Stock                    2007          Stock
    Purchase
    Warrants
-----------------------------------------------------------------------------------------------------------------------------------
(3) Option      Immediate    May 10,       Common     375,000     (2)             0                   I                 (5)
    to Buy                   2007          Stock
    Common
    Stock
------------------------------------------------------------------------------------------------------------------------------------


(1) As part of the transaction among DB Capital Partners, L.P. ("DBCP L.P."), MidOcean Partners L.P. (the "Buyer") and various other parties on February 21, 2003, the securities positions of DBCP L.P. were transferred to the Buyer. DB Capital Investors, L.P. ("DBCI") is the direct owner of all of the Series A Convertible Preferred Stock, Common Stock Purchase Warrants and Option to Buy Common Stock reported in Table II above.

(2) No price was attributed to the Series A Convertible Preferred Stock, Common Stock Purchase Warrants or Option to Buy Common Stock, which were transferred to the Buyer as part of the transaction on February 21, 2003.

(3) This Form 4 is being filed jointly by Taunus Corporation ("Taunus"), a corporation organized under the laws of the State of Delaware, DB Capital Partners, Inc. ("DBCP Inc."), a corporation organized under the laws of the State of Delaware. DBCP Inc. was an indirect wholly-owned subsidiary of Taunus Corporation and DBCP Inc. was the General Partner of DBCP L.P., which in turn is the General Partner of DBCI which is the direct beneficial owner of the Series A Convertible Preferred Stock. As of February 21, 2003, as a result of the transaction among DBCP L.P., the Buyer and various other parties, DBCP Inc. is no longer the General Partner of DBCP L.P.

(4) DBCP Inc. was an indirect wholly-owned subsidiary of Taunus Corporation and DBCP Inc. was the General Partner of DBCP L.P., which in turn is the General Partner of DBCI which is the direct beneficial owner of the Common Stock Purchase Warrants. As of February 21, 2003, as a result of the transaction among DBCP L.P., the Buyer and various other parties, DBCP Inc. is no longer the General Partner of DBCP L.P.

(5) DBCP Inc. was an indirect wholly-owned subsidiary of Taunus Corporation and DBCP Inc. was the General Partner of DBCP L.P., which in turn is the General Partner of DBCI which is the direct beneficial owner of the Option to Buy Common Stock. As of February 21, 2003, as a result of the transaction among DBCP L.P., the Buyer and various other parties, DBCP Inc. is no longer the General Partner of DBCP L.P.




Joint Filer Information

Name:                                                         DB Capital Partners, Inc.
IRS Identification Number:                                    13-2725387
Designated Filer:                                             Taunus Corporation
Issuer and Trading Symbol:                                    Infocrossing Inc. (Nasdaq: IFOX)
Date of Event Requiring Statement:                            February 21, 2003




TAUNUS CORPORATION


/s/JAMES WILHELM                                           February 25, 2003
---------------------------------------------            -----------------------
**Signature of Reporting Person                                   Date
Name:   James Wilhelm
Title:  Assistant Secretary



/s/SONJA K. OLSEN                                           February 25, 2003
---------------------------------------------            -----------------------
**Signature of Reporting Person                                  Date
Name:   Sonja K. Olsen
Title:  Assistant Secretary

DB CAPITAL PARTNERS, INC.


   /s/ Heide Silverstein                                    February 25, 2003
---------------------------------------------            -----------------------
**Signature of Reporting Person                                  Date
Name:   Heide Silverstein
Title:  Vice President



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.